Exhibit 99.1
Satyam posts 39% YoY revenue growth
- Highest sequential growth of 11% in the last five years
- Added 4025 employees, which is the highest ever quarterly
recruitment
Hyderabad, India, October 20, 2006: Satyam (NYSE: SAY), the leading global consulting and IT services company, today announced the audited results of the company for the quarter ended September 30, 2006 (Q2 2007).
Indian GAAP Consolidated
Revenue from software services stood at Rs. 1601.88 crore, up 11.02% sequentially and 38.69%, compared to the same quarter last year. The revenue was significantly higher than the guidance of Rs.1521 crore to Rs.1529 crore. The revenue guidance for the current year is revised upwards and is expected to be in the range of Rs. 6452 crore and Rs. 6476 crore. The corresponding annual growth rate is expected to be 34.6% — 35.1%. The earlier forecast for annual revenue was Rs. 6190 crore to Rs. 6290 crore.
Net Profit, at Rs. 319.81 crore, indicates a YoY growth of 34.75%.
EPS for the quarter at Rs. 4.89 shows a YoY growth of 32.52%. EPS guidance for the year is revised upwards to Rs. 20.73 to Rs. 20.81, from the earlier estimates of Rs. 19.45 to Rs. 19.75.
Commenting on the results, B. Ramalinga Raju, founder & chairman — Satyam, said “The revenue and earnings per share for Q2 have exceeded the forecasted range on the back of strong volume growth of 9.5%. Q2 witnessed accelerated growth in select verticals such as TIMES, Healthcare and Retail in addition to inline growth in staple verticals. Increase in the contribution of consulting and enterprise business solutions to 40.4% of revenue is a result of our sustained investments and favorable reviews from industry analysts about the maturity of our services in this space.”
“We are observing a healthy demand environment signifying greater adaptation of the global delivery model, and we believe, based on our interactions with key decision makers, that this positive trend will continue in the near term. We are also pleased to note that a greater portion of discretionary spending is being directed towards leveraging the global delivery model”, Raju added further.

Srinivas Vadlamani, Chief Financial Officer — Satyam, said “Q2 continued to witness the benefits of operational efficiency which helped us to mitigate the impact of salary hikes on margins. In addition, subsidiaries, for the first time, contributed positively to the margin. While this is along expected lines, it gives us greater confidence to manage margins for fiscal 2007.”
US GAAP
Revenue from software services stood at US$ 352.0 mn., up 9.1% sequentially and 31.4% compared to the same quarter last year. Net Profit, at US$ 65.5 mn., here indicates a growth of 26.9% YoY.
Key Business Achievements
Satyam added 35 customers, including a leading airline, a Korean auto major and a European confectionary giant. The number of Fortune 500 customers increased by one.
Satyam has been awarded a project for an end-to-end implementation of a Customer Care & Billing Solution for one of the largest domestic telecom service providers in the fixed line and mobile space, across multiple cities.
Satyam has won a large order to implement a comprehensive Core Banking System, hosting a Data Center and Disaster Recovery Center, Networking and Facility Management, for a large Indian commercial bank. This is one of the leading system integration engagements that the company will perform on such a large scale.
Satyam has been engaged by a global automotive giant for the transition and support of PeopleSoft application at multiple facilities in the US, Canada and Mexico for a period of five years.
A global top 3 pharmaceutical company has selected Satyam to implement iDecisionsTM, the Satyam IP Business Intelligence (BI) framework. This implementation is expected to deliver significant cost benefits as well as other benefits including speed-to-market, compliance and improved decision-making.
Satyam and Microsoft have launched two state-of-the-art Business Intelligence (BI) facilities in Singapore and Shanghai. The two sites will be centers of excellence, where researchers will use real-life scenarios and data to test, develop, and implement innovative solutions for the Financial Services sector. These labs will also enable Satyam and Microsoft to study customers’ requirements more quickly to ensure faster and more cost-effective implementation of BI solutions.

Citisoft, a Satyam subsidiary, is working with the offshore operations centre of an Anglo-American asset manager, in helping them set up an Hedge Fund administration environment.
Citisoft will be helping the investment management arm of a major Pan-European bank assurance company in defining its strategy for investing in and supporting OTC Derivatives.
Satyam added 4025 associates in the quarter, taking the total employee strength to 31659. Total resources, including those of subsidiaries and joint ventures, increased to 34908.
Nipuna Highlights
Nipuna, Satyam’s BPO subsidiary, recorded revenue of Rs. 41.6 crore (US$ 8.99 mn.) in Q2 2007. Nipuna’s revenue guidance for fiscal 2007 stands at Rs. 162 crore (US$ 36 mn.) Nipuna added 441 employees this quarter, taking its resource strength to 2446 associates.
During the second quarter, Nipuna added two new customers, including one of the world’s leading telecom carriers. The company is now handling 60 processes for 29 customers in engineering, healthcare, insurance, artwork management, IT helpdesk, finance and accounts animation, customer support, KPO and data management areas. A new delivery facility, setup in Hyderabad in this quarter, has increased the number Nipuna’s onsite and offshore facilities to five – three in Hyderabad, one each in Bangalore and Chennai.
Key Awards and Recognitions in this Quarter
Satyam wins Asian MAKE Award
Satyam has been recognized by the Asian Most Admired Knowledge Enterprise (MAKE) as a TOP Asian knowledge organization. The MAKE Study is an established benchmark to recognize organizations for their ability to leverage enterprise knowledge to deliver superior performance in the areas of innovation, operational effectiveness and excellence in products and services.
Satyam wins ASTD’s BEST Award
Satyam was ranked 15th among 78 organizations in the American Society for Training & Development’s (ASTD) 2006 BEST Awards program, which recognizes organizational commitment to employee learning.

About Satyam Computer Services Limited
Satyam (NYSE: SAY), the leading global consulting and IT services company, offers a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing market. Around 35,000* highly-skilled professionals in Satyam work Onsite, Offsite, Offshore and Nearshore, to provide customized IT solutions for companies in several industry sectors.
Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent of international quality standards. Satyam Development Centers in India, the USA, the UK, the UAE, Canada, Hungary, Malaysia, Singapore, China, Japan and Australia serve 521* global companies, of which 157* are Fortune Global 500 and Fortune US 500 corporations. Satyam’s presence spans 55 countries, across six continents. For more information visit: www.satyam.com
*Figures as per quarter ended September 30, 2006
Customer nos are including those of Nipuna and Citisoft
Satyam Contacts
For further information, contact: corporate_communications@satyam.com

India	Rajesh, rajesh@perfectrelations.com, +91 40 55316861, +91 98490 42184

US	Ivette Almeida, ialmeida@hfgcg.com 1-646-284-9455| + 1-201-232-0128

Europe	Priti Thakker, priti_thakker@satyam.com, +1 973 753 1858, +1 973 997 1149

Asia- Pacific	Reshma Wad Jain, reshma@wer1.net, +65 6737 4844, +65 98140507 or Amber Dale, a.dale@polaris-me.com, Jiang Ying, Jiang_Ying@satyam.com, +86 21 5080 7600 extn 4015, +86 13816686084
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6 - K concerning the quarter ended June 30, 2006, furnished to the United States Securities Exchange Commission on July 28, 2006 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at http://www.sec.gov.